SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Attached hereto and incorporated by reference herein is an unofficial translation from Hebrew of the Registrant's unaudited consolidated financial statements as of March 31, 2011, which have been filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: May 16, 2011

3

TEFRON LTD.

Interim consolidated financial statements

as at March 31, 2011

Unaudited

Ernst & Young

Auditors' review to the shareholders of Tefron Ltd.

Introduction

We have reviewed the attached financial information of Tefron Ltd. and its subsidiaries ("Group"), which includes the condensed consolidated balance sheet as at March 31, 2010, and the condensed consolidated statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the period of three month then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for this interim period, in accordance with International Accounting Standard 34, "Financial Reporting for Interim Periods", and are also responsible for the preparation of financial information for this interim period in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports) - 1930. Our responsibility is to express a conclusion on the financial information for this interim period based on our review.

Scope of Review

We conducted our review in accordance with Review Standard 1 issued by the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information prepared by the Entity’s Auditor." A review of financial information doe interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is considerably less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel, and accordingly does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the remark in the previous paragraph, based on our review, nothing has come to our attention which would cause us to believe that the above financial information does not comply, in all material respects, with the provisions of Chapter D of Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our above conclusion, we draw attention to note 1C to the financial statements regarding the company's operations and losses, and the uncertainty connected with meeting the financial covenants with the banks and regarding Management’s plans.

Haifa, Israel	KOST FORER GABBAY & KASIERER
May 12, 2011	Certified Public Accountants

Tefron Ltd.
Consolidated balance sheets

	As at March 31,		As at December 31,
	2011	2010	2010
	Unaudited		Audited
	Dollars thousands		Dollars thousands
Current assets
Cash and cash equivalents	2,869	326	9,361
Investments in securities available for sale	731	737	731
Trade receivables	19,939	14,974	9,339
Other receivables	2,303	2,971	1,878
Inventory	18,036	21,348	16,664
	43,878	40,356	37,973

Non-current assets held for sale	5,271	-	2,088
	49,149	40,356	40,061
Non-current assets
Deferred taxes, net	947	1,220	972
Fixed assets, net	34,280	54,706	38,936
Goodwill and intangible assets	2,328	857	2,783
	37,555	56,783	42,691
	86,704	97,139	82,752

Current liabilities
Bank credit	5,730	2,971	6,194
Trade payables	18,733	18,215	11,864
Other payables	6,510	4,346	8,450
	30,973	25,532	26,508

Non current liabilities
Bank loans	21,488	19,790	19,818
Liabilities for benefits to employees, net	518	648	516
Long term payables – institutions	-	1,454	-
Deferred taxes, net	-	1,906	-
	22,006	23,798	20,334

Equity attributed to the Company’s shareholders
Share capital	19,818	10,351	19,818
Share premium	107,320	108,782	107,204
Accumulated losses	(86,208)	(63,920)	(83,803)
Treasury shares	(7,408)	(7,408)	(7,408)
Capital reserve for financial assets available for sale	(91)	(86)	(91)
Capital reserve for hedging transactions	104	(100)	-
Capital reserve for transactions with controlling shareholder	190	190	190
Total equity	33,725	47,809	35,910
	86,704	97,139	82,752

The accompanying notes are an integral part of the interim consolidated financial statements

May 12, 2011
Date of approval of the financial statements	Arnon Tieberg Chairman of the Board	Amit Meridor CEO	Eran Rotem CFO

Tefron Ltd.
Consolidated statements of statements of income

	For the three months ended March 31,		For the year ended December 31
	2011	2010	2010
	Unaudited		Audited
	In dollars thousands

Revenues from sales	27,928	25,773	86,044
Cost of sales, net	24,074	24,829	86,717

Gross profit (loss)	3,854	944	(673)

Selling and marketing expenses	4,690	3,645	11,850
General and administrative expenses	1,045	874	4,050
Other expenses	10	-	6,233

Operating loss	(1,891)	(3,575)	(22,806)

Financial income	7	-	30
Financial expenses	(391)	(538)	(2,379)

Financial expenses, net	(384)	(538)	(2,349)

Loss before taxes on income	(2,275)	(4,113)	(25,155)
Tax benefit (taxes on income)	(72)	859	2,469

Loss	(2,347)	(3,254)	(22,686)

Loss per share relating to the Company’s shareholders (in dollars)

Basic and diluted loss	(0.4)	(1.5)	(7.7)

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.
Consolidated statements of comprehensive income

	For the three months ended March 31,		For the year ended Dec. 31
	2011	2010	2010
	Unaudited		Audited
	In dollars thousands

Loss	(2,347)	(3,254)	(22,686)

Other comprehensive income (loss), (after the tax effect):

Profit realized – from cash flow hedging transactions	-	(115)	(115)

Profit (loss) not yet realized – from net cash flow hedging transactions	104	(100)	-

Loss not yet realized – from short-term investments	-	-	(5)

Actuarial loss from defined benefits program	(58)	-	(451)

Total other comprehensive income (loss)	46	(215)	(571)

Total comprehensive loss, attributed to the Company’s shareholders	(2,301)	(3,469)	(23,257)

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.
Consolidated statements of statements of changes in shareholders' equity

	Relating to the Company’s shareholders
	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging trans- actions	Capital reserve for transactions with a controlling shareholder	Total capital
	Unaudited in dollar thousands
Balance as at January 1, 2011
(Audited)	19,818	107,204	(83,803)	(7,408)	(91)	-	190	35,910
Total comprehensive income (loss)	-	-	(2,405)	-	-	104	-	(2,301)
Share-based payment	-	116	-	-	-	-	-	116
Balance as at March 31, 2011
(Unaudited)	19,818	107,320	(86,208)	(7,408)	(91)	104	190	33,725

Balance as at January 1, 2010
(Audited)	7,518	107,522	(60,666)	(7,408)	(86)	115	-	46,995
Total comprehensive loss		-	(3,254)	-	-	(215)	-	(3,469)
Share-based payment	-	280	-	-	-	-	-	280
Rights issue (less net issue costs
of $ 187 thousands)	2,833	980	-	-	-	-	-	3,813
Capital benefit – from a transaction
with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as at March 31, 2010
(Unaudited)	10,351	108,782	(63,920)	(7,408)	(86)	(100)	190	47,809

	Share capital	Share premium	Balance of loss	Treasury shares	Capital reserve for financial assets available for sale	Capital reserve for hedging trans- actions	Capital reserve for transactions with a controlling shareholder	Total capital
	Audited in dollar thousands

Balance as at January 1, 2010	7,518	107,522	(60,666)	(7,408)	(86)	115	-	46,995
Total comprehensive loss		-	(23,137)	-	(5)	(115)	-	(23,257)
Share-based payment	-	490	-	-	-	-	-	490
Rights issue (after net issue costs
of US$ 240 thousands)	2,833	927	-	-	-	-	-	3,760
Private placement (after net issue
costs of $ 297 thousand)	9,467	(1,735)	-	-	-	-	-	7,732
Capital benefit – from a transaction
With a controlling shareholder	-	-	-	-	-	-	190	190
Balance as at December 31, 2010
(Unaudited)	19,818	107,204	(83,803)	(7,408)	(91)	-	190	35,910

The accompanying notes are an integral part of the consolidated interim financial statements

Tefron Ltd.
Consolidated statements of statements of cash flows

	For the three months ended March 31,		For the year ended December 31
	2011	2010	2010
	Unaudited		Audited
	In dollars thousands
Cash flows from operating activities:
Loss	(2,347)	(3,254)	(22,686)

Reconciliations required to present cash flows from operating activities:
Adjustments to statement of income items:
Depreciation of fixed assets and intangible assets	1,904	2,340	9,503
Loss from impairment of fixed and intangible assets	-	-	6,260
Loss from impairment of inventory	172	297	3,065
Cost of share based payment	116	70	280
Gain (loss) on disposal of fixed assets	10	(4)	142
Deferred taxes, net	72	(985)	(2,643)
Change in liabilities for benefits to employees, net	(68)	(81)	(664)
Taxes on income	59	32	(20)
Financing expenses	301	137	1,452
	2,566	1,806	17,375

Changes in assets and liabilities items:
Decrease (increase) in trade receivables	(10,600)	(377)	5,258
Decrease (increase) in other receivables	(349)	(294)	924
Decrease (increase) in inventory	(1,544)	(1,867)	1,950
Increase (decrease) in trade payables	6,869	3,173	(3,178)
Decrease in other payables	(1,939)	(1,514)	(631)
	(7,563)	(879)	4,323

Cash paid and received during the period for:
Interest paid	(308)	(137)	(1,482)
Interest received	7	-	30
Taxes paid	(59)	(32)	(171)
Taxes received	-	-	191
	(360)	(169)	(1,432)
Net cash used for operating activities	(7,704)	(2,496)	(2,420)

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.

Consolidated statements of statements of cash flows

	For the three months ended March 31,		For the year ended December 31
	2011	2010	2010
	Unaudited		Audited
	In dollars thousands
Cash flows from investing activities:
Acquisitions of fixed assets	(104)	(22)	(111)
Acquisitions of non tangible assets	-	(1)	(2)
Proceeds from disposal of fixed assets	118	4	367

Net cash provided by (used for) investing activities	14	(19)	254

Cash flows from financing activities:
Short term bank credit, net	(614)	(11,275)	(8,052)
Repayment of long term loans	(138)	(11,601)	(11,601)
Receipt of long term loans	1,950	20,000	20,000
Proceeds from private placement, net	-	-	5,516
Proceeds from rights issue, net	-	3,813	3,760

Net cash provided by financing activities	1,198	937	9,623

Increase (decrease) in cash and cash equivalents	(6,492)	(1,578)	7,457

Balance of cash and cash equivalents at beginning of period	9,361	1,904	1,904

Balance of cash and cash equivalents at end of period	2,869	326	9,361

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.
Consolidated statements of statements of cash flows

	For the three months ended March 31,		For the year ended December 31
	2011	2010	2010
	Unaudited		Audited
	In dollars thousands

(a) Significant transactions not in cash Acquisition of operations
Operation’s assets on the acquisition date:
Inventory	-	-	1,896
Client base	-	-	1,551
Order backlog	-	-	408
NB brand license	-	-	78
Goodwill	-	-	49

	-	-	3,982

Granting options in the framework of a rescheduling of loans	-	210	-

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 1 - General

a.
These financial statements were prepared in a condensed form as at March 31, 2011 and for the three months period then ended (hereinafter - "interim consolidated financial statements"). These statements should be read together with the Company's annual financial statements as at December 31, 2010 and for the year then ended, and the notes accompanying them ("annual financial statements").

b.	During 2010 the Company raised an amount of 9.8 million dollars from its shareholders, acquired operations in the field of "Seamless" products, and reorganized its debts to the banks as follows:

During March 2010, the Company raised a gross amount of 4 million dollars through an issue of rights to its shareholders and a private placement. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the reorganization of the credit lines and new liabilities to the banks, and on December 24, 2010 it signed an amendment to the final agreement. According to the amendment to the agreement with the banks, the Company must meet new financial covenants which have been agreed with the banks.

On December 30, 2010, the Company signed a number of agreements in the framework of which it acquired, inter alia, operations in the field of "seamless" products of Intimes Nouvelle Seamless Inc. (hereinafter: ""Nouvelle") and an amount of 5.8 million US dollars was invested in the Company by related parties of Nouvelle and by interested parties in the Company.

c.
During the three-month periods ended March 31, 2011 and for the year then ended December 31, 2010, the Company recorded losses of dollars 2,347 thousand dollars and 22,686 thousand dollars respectively and had negative cash flows from operating  activities of 7,704 thousand dollars and 2,420 thousand dollars respectively.

The management's programs to improve its business situation includes absorbing the Nouvelle operations, strengthening its relationships with the new customers that were transferred to the Company, in the framework of the Nouvelle transaction, and  continuing efforts to expand its customer base in Europe and in the US, and this with the intention to increase the level of its sales. In addition, continued efforts to make the production floor more efficient and expand operations with suppliers in the Far East.

Moreover, according to the amendment of the agreement with the banks, the Company must meet new financial covenants. The Company's management estimates, as from the date of signing the statement, that the chances of the Company meeting the financial covenants in the coming year are more likely than not - (i.e.: the chances are greater than 50%); although, there is no certainty that it will meet the financial covenants in the coming year, as meeting them is subject to events occurring in the future.

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 2 - Significant accounting principles

Format for preparing the interim consolidated financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, in accordance with International Accounting Standard 34 "Financial Reporting for Interim Periods" and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports) -1970.

The significant accounting policies and methods of calculation used in preparing the interim consolidated financial statements are consistent with those used in preparing the annual financial statements, excluding the following:

IAS 1 (Amended) - Presentation of Financial Statements:

In accordance with the amendment, movement between opening balances and closing balances for every component of other comprehensive income can be presented in the statement of changes in equity or as part of the notes to the annual financial statements. Consequently, the Company chose to present these details in the statement in changes in equity.

The amendment will be applied retrospectively as from January 1, 2011.

IAS 24 – Disclosures in connection with a related party:

The amendment to IAS 24 clarifies the definition of a related party so as to simplify identification of the relationships with a related party and prevent inconsistencies in applying this definition. In addition, companies connected to the government, in the context of the amendment, are given a partial exemption regarding disclosure of transactions with the government and with other companies connected with the government.

The amendment will be applied retrospectively as from January 1, 2011.

IAS 34 – Financial reporting for interim periods:

According to the amendment to IAS 34, additional disclosure requirements in the interim financial statements are required, in connection with circumstances that it is reasonable that they will affect the fair value and classification of financial, transfers of financial instruments between various levels of the rating of fair value, and changes in classification of financial assets.

The amendment will be applied retrospectively as from January 1, 2011.

First implementation of the amendment did not have an effect on the financial statements.

Note 3 – Seasonality

The Company does not identify any seasonal trends in respect of intimate apparel and sportswear. In respect of swimwear, most of the Company's sales are made from December until May. Consideration of such seasonality should be taken into account when studying the operating results.

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 4 – Non current assets held for sale

a.
On March 3, 2011, the Company decided to discontinue production in the "Cut & Sew" field in Israel, as detailed in Note 5.a. below. The Company made a decision to realize the production assets and started locating a potential buyer. Consequently, the Company classified machinery in an amount of 3,266 thousand dollars from the fixed assets item to the non current assets held for sale item

b.
In November of 2010, the Company formulated a plan regarding the sale of old knitting machines in order to purchase new machinery. During December 2010, the Company located a potential buyer for these machines, met with him to discuss the subject and formulated the details of the transaction. The acquisition of the new machinery will serve the Company's needs to meet existing market requirements. Consequently, in 2010 the Company classified knitting machines totaling 2,005 thousand dollars from the fixed assets item to the non current asset held for sale item

Note 5 – Significat events during the period of report

a.	Discontinuation of production in the field of "Cut & Sew" field in Israel

On March 3, 2011, the Company decided to discontinue production in the "Cut & Sew" field in Israel. This decision is due to a decline in the level of production in Israel in this field, until reaching minimum production by the end of 2010.  The decline in production in Israel started due to the transfer of production lines abroad, and due to the discontinuation of the production of products which cause losses.  The Company carries out the design, development, marketing and management operations in the Cut & Sew field in Israel while production is concentrated in countries in the Far East.

b.	Granting options to officers and other employees

On March 28, 2011, the Company's Board of Directors approved granting 79,000 option warrants, which can be exercised to 79,000 ordinary shares of NIS 10 par value each, to 3 officers and 3 additional employees in the Company, who are not interested parties in the Company, and will not become interested parties after the grant. The allotment of option warrants to the Offerees is according to the option plan to employees, officers and consultants of the Company. The right to exercise the options vests over a period of three years, as from March 28, 2011. The option price for every option warrant is 3.8 dollar when they are translated to NIS according to the representative rate of the dollar on the date prior to the date of granting.

The market value of the Company's shares on the date of granting was 3.4 dollars. The value of the grant inherent in granting these options, according to the share price on the date of trading on the stock exchange, aggregates 123 thousand dollars. Therefore, the Company recorded expenses of about 1,000 dollars during the period of three months ended March 31, 2011. This expense was presented in general and administrative expenses in the statements of income.

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 6 – Operating segments

a.        General:

The Group’s companies are engaged in two operating business segments:

Seamless apparel ("Seamless")	-	Design, development, production and sale of intimate apparel and sportswear by the "seamless" method.

Knitted apparel ("Cut & Sew")	-
Design, development, production and sale of intimate apparel, swimwear and sportswear by the "Cut & Sew" method.

Design and production is done mostly in Israel, Jordan and the Far East, while the sale of the finished products is carried out mainly in the USA and Europe.

The Company's two operating segments take place a number of main geographical regions in the world.  In Israel, the Company’s place of residence and that of its subsidiary Hi-tex founded by Tefron Ltd., and Macro Clothing Ltd. carry out the design, development, production and sales operations of the intimate apparel, sportswear and swimwear. The subsidiaries, Tefron USA and Tefron England, carry out the marketing and sales operations.

The information that the Company provides in accordance with the IFRS 8 definitions is based on available financial information which is reviewed regularly and is used by the Chief Operating Decision Maker (CODM) so as to make decision regarding the resources to the allocated to segment and in order to evaluate the segment’s performance. The Chief Operating Decision Maker is the CEO. Based on the criteria in IFRS 8 and determining the reportable segment operations, the available financial information is reviewed by the Company's CEO, and the Company determined that it operates in two reportable operating segments.

The Group's financing (including financing costs and financing revenues) and taxes on income are managed on a Group basis and do not relate to operating segments.

Tefron Ltd.
Notes to the interim consolidated financial statements

Note 7 – Operating segments

b.        Reporting on operating segments:

	For the three months period ended March 31, 2011
	Seamless	Cut & Sew	Total
	Unaudited dollars thousands

Revenues from external parties	20,361	7,567	27,928
Segmental results	(1,857)	(34)	(1,891)
Financial expenses			(384)
Taxes on income			(72)
Loss			(2,347)

	For the three months period ended March 31, 2010
	Seamless	Cut & Sew	Total
	Unaudited dollars thousands

Revenues from external parties	11,424	14,349	25,773
Segmental results	(3,575)	-	(3,575)
Financial expenses			(538)
Tax benefits			859
Loss			(3,254)

	For the year ended December 31, 2010
	Seamless	Cut & Sew	Total
	Unaudited dollars thousands

Revenues from external parties	52,850	33,194	86,044
Segmental results	(16,278)	(6,528)	(22,806)
Financial expenses			(2,349)
Tax benefits			2,469
Loss			(22,686)

BOARD OF DIRECTORS REPORT
ON THE STATE OF THE COMPANY

As of March 31, 2011

The Company's Board of Directors is pleased to present the Board of Directors Report of Tefron Ltd. and its subsidiaries (hereinafter: "Tefron" or "the Company") for the period of three months ended March 31, 2011 (hereinafter: "the period of report"), in accordance with the Securities Regulations (Periodic and Immediate Reports) – 1970.

The Board of Directors Report is attached to the Company's financial statements relating to the period of report and prepared on the assumption that the Board of Directors Report for the year ended December 31, 2010 is available to the reader.

1.	General

The Company was established in 1977 in Israel and is one of the leading companies in the world in the field of development, production, marketing and sales of intimate apparel, sportswear and swim and beachwear, which are sold worldwide.  The Company's customers are companies with leading brands such as:  Reebok, Patagonia, Hanes Brands Industries, J.C. Penney, GAP, Calvin Klein, Victoria's Secret, Wal-Mart, TMGTV, T.J.Maxx and other brands known in the U.S. and Europe.

On December 30, 2010 the Company completed the acquisition of the operations of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") in the field of intimate apparel products for women manufactured using the "seamless" technology.  Completing the transaction is a strategic success in penetrating into customers in the retail market in North America in which the Company has not operated for the past two years using the "seamless" technology.  As a result of the transaction the Company has additional customers such as Wal-Mart and T.J. Maxx in the intimate apparel products group, which are characterized by very large purchase orders.  As a result of the success of this transaction, sales turnover during the period of report increased compared to sales turnover during the equivalent period in the previous year and increased considerably compared to the quarter prior to the period of report (fourth quarter of 2010).  Sales turnover for the whole of 2011 is expected to increase considerably compared to sales turnover in 2010.  This investment led to a change in the structure of control in the Company in such a way that the Lieberman family from Canada became the largest shareholders in the Company.  The Lieberman family through companies controlled by it and Mivtach Shamir Ltd., hold about 45% of the Company's shares and there is a shareholders agreement between these companies.

The Company's evaluations regarding everything connected with the increase in the Company's sales turnover in 2011 compared to 2010 as mentioned above, is information relating to the future as defined in the Securities Law.  Information relating to the future is uncertain information regarding the future based on the Company’s existing information on the date of the report, and includes the Company’s forecasts or its intentions correct as of the date of the report and these are not only dependant on the Company.  It is possible that this information, fully or partly, will not be realized or will be realized in a different way, inter alia, due to the following reasons:  Financing difficulties, competition, changes in market requirements, changes in customer demands, the Company's ability to maintain its customers, etc.

Condensed results of the consolidated company during the period of report:

The Company's revenues in the first quarter of 2011 aggregated 27.9 million dollars, an increase of 8.4% compared to 25.8 million dollars during the equivalent period in the previous year, and an increase of 61% compared to 17.3 million dollars in the previous quarter.

The operating loss in the first quarter of 2011 aggregated 1.9 million dollars, compared to an operating loss of 3.6 million dollars during the equivalent quarter in the pervious year.

The loss for the first quarter of 2011 aggregated 2.3 million dollars, compared to a loss of 3.3 million dollars during the equivalent period in the previous year.

The EBITDA clause (income before interest, tax, depreciation and amortization) aggregated a positive amount of 269 thousand dollars compared to a negative EBITDA of 1.2 million dollars during the equivalent period in the previous year.

Cash flows used for operating activities in the first quarter of 2011 aggregated 7.7 million dollars, compared to cash flows used for operating activities of 2.5 million dollars during the equivalent period in the previous year.

PART A’ – THE BOARD OF DIRECTORS EXPLANATIONS ABOUT THE COMPANY’S STATE OF THE BUSINESSׂ(GENERAL, RESULTS OF OPERATIONS, SHAREHOLDERS’ EQUITY AND CASH FLOWS)

2.	Analysis of the Company's financial position

Current assets

The Company's current assets as of March 31, 2011 aggregated 43.9 million dollars, compared to 38.0 million dollars on December 31, 2010.  The increase of 15.6% stems from the increase in the level of sales and the Company's operations.  The main increase is due to customers balances of 10.6 million dollars and includes new customers added to the Company, as a result of the Nouvelle transaction.  In addition, there was an increase in inventory of 1.4 million dollars, stemming from the increase in the level of the Company's operations.  On the other hand, there was a decrease of 6.5 million dollars in cash balances due to the Company's investment in working capital items - customers and inventory which was required to support the increase in the Company's operations.

Non current assets held for sale

In November 2010 the Company formulated a plan relating to the sale of old knitting machines in order to acquire new machinery.  During December 2010 the Company located a potential buyer for these machines, met with him to discuss the subject and formulated details of the transaction.  The acquisition of the new machinery serves the Company's needs and is intended to meet existing market requirements.  Consequently, in 2010 the Company reclassified knitting machines totaling 2,005 dollars from fixed assets to non- current assets held for sale.

In addition, on March 3, 2011, the Company decided to discontinue the production in the Cut & Sew field in Israel.  This decision is due to a decline in the levels of production in Israel in this field until reaching minimal production at the end of 2010.  The decline in production in Israel was due to the transfer of production lines abroad and due to the discontinuation of the production of losing products.  The Company is active in the development, marketing and management of the Cut and Sew segment in Israel, while production is now concentrated in countries in the Far East.  Consequently, the Company carried out a reclassification of these machines, whose total balance in the Company is 3.2 million dollars, from the fixed assets item to non current assets held for sale.

Correct as of March 31, 2011 total non current assets held for sale aggregated 5,271 thousand dollars.

Non current assets

The Company’s non current assets as of March 31, 2011, aggregated 37.6 million dollars, compared to 42.7 million dollars on December 31, 2010.  The decrease at a rate of 12.0% in non current assets stemmed mainly from depreciation of fixed assets and other assets during the period of report of 1.9 million dollars and reclassification during the period of report of machinery and equipment to non current assets held for sale which aggregated 3.2 million dollars, as mentioned above.

Current liabilities

The Company’s current liabilities as of March 31, 2011 aggregated 31.0 million dollars compared to 26.5 million dollars on December 31, 2010.  The increase of 16.8% stemmed mainly from an increase in the balances of trade payables of 6.9 million dollars, and on the other hand a decrease in the balance of other payables of 1.9 million dollars.  The increase in the balance of trade payables is due to the increase in operations which were added to the Company as a result of the Nouvelle transaction.  The decrease in other payables is from the payment of debts mainly to institutions.

Non current liabilities

The Company’s non current liabilities as of March 31, 2011 aggregated 22.0 million dollars, compared to 20.3 million dollars on December 31, 2010.  The increase stems mainly from receiving a long term loan during the period of report of 2.0 million dollars from the Company's bank lenders.

Shareholders’ equity

Shareholders’ equity as of March 31, 2011, aggregated 33.7 million dollars and comprise 38.9% of the total balance sheet, compared to 35.9 million dollars or 43.4% of the total balance sheet on December 31, 2010.  The decrease in shareholders’ equity as of March 31, 2011 compared to December 31, 2010 stemmed mainly from the loss during the period of report which aggregated 2.3 million dollars.

3.	Results of operations (development in the statement of income items)

The following is a condensed statement of income of the Company for the first quarters of 2011 and 2010 in thousands of dollars.

	For three months ended March 31
	2011	2010
	Dollars thousands
Sales	$27,928	$25,773
Cost of sales, net	24,074	24,829
Gross profit	3,854	944
Selling and marketing expenses	4,690	3,645
General and administrative expenses	1,045	874
Other expenses	10	-
Operating loss	(1,891)	(3,575)
Financial expenses, net	(384)	(538)
Loss before tax on income	(2,275)	(4,113)
Tax benefits (taxes on income)	(72)	859
Loss	$(2,347)	$(3,254)

Analysis of operating expenses for the three months ended March 31, 2011 and 2011

The Company’s sales in the first quarter of 2011 aggregated 27.9 million dollars, an increase of 8.4% compared to 25.8 million dollars during the equivalent period in the previous year and an increase of 61% in sales compared to 17.3 million dollars in the fourth quarter of 2010.  The main increase in sales compared to the equivalent period in the previous year relates to the increase in intimate and sportswear products in the “Seamless” segment, and results mainly from initial sales to customers which were added to the Company as a result of the Nouvelle transaction, as mentioned above.

The total division into the accounting segments, was an increase of 8.9 million dollars in the Seamless sales segment in the first quarter of 2011 compared to the equivalent period in the previous year, and on the other hand, a decrease of 6.8 million dollars in sales of Cut & Sew products in the first quarter of 2011 compared to the equivalent period in the previous year.

The following is the development in sales in the first quarters of 2011 and 2010 divided into accounting segments:

	Sales
	For the three months ended 31 March
	2011			2010
	( in thousands of dollars)
	Cut & Sew	Seamless	Total	Cut & Sew	Seamless	Total
Sales	7,567	20,361	27,928	14,349	11,424	25,773

Cost of sales in the first quarter of 2011 aggregated 24.1 million dollars (86.2% of sales) compared to 24.8 million dollars (93.6% of sales) in the first quarter of 2010.  The decrease in the cost of sales in the first quarter of 2011 compared to equivalent period in the previous year results mainly from:  (1) Success in the turnaround plan that the Company started to implement in the first quarter of 2010 relating to efficiency measures on the production floor, including a decrease in waste in the production process and a cut in supply times for customers, which led to a significant decrease in the level of the use of air transport as a means of transport to customers.  In total the Company estimates that the level of success of the turnaround plan in financial terms aggregated over 10 million dollars in terms of operating expenses in 2010. For additional details about the turnaround plan see clause 1.3.8 in Part A’ (the chapter on the description on the Corporation’s business) in the Periodic Report as of December 31, 2010, which was published by the Company on April 7, 2011 (document no. 2011-01-114351); and in addition (2) a decline of 0.5 million dollars in depreciation of fixed assets expenses, stemming from a decrease in the depreciation of assets which were classified as non current assets available for sale, as detailed in the analysis of the Company’s financial position above, and in accordance with the provisions of IFRS 5 and as a result of the impairment in the value of fixed assets made at the end of 2010.

Gross profit – Gross profit in the first quarter of 2011 aggregated 3.9 million dollars (13.8% of sales of 27.9 million dollars) compared to  gross profit of 0.9 million dollars (3.7% of sales of 25.8 million dollars) during the equivalent period in the previous year.  The increase in gross profit and the rate of gross profit stems from implementing the turnaround plan and a reduction in the Company’s expenses, as mentioned above.

Selling and marketing expenses in the first quarter of 2011 aggregated 4.7 million dollars (16.8% of sales) compared to 3.6 million dollars (14.1% of sales) during the equivalent period in the previous year.  The increase of 1.1 million dollars is mainly due to (1) a result of the increase in sales turnover during the period of report, and (2) amortization of intangible assets of 370 thousand dollars created from the acquisition of the Nouvelle operations and first amortized during the period of report.

General and administrative expense in the first quarter of 2011 aggregated 1.0 million dollars compared to 0.9 million dollars during the equivalent period in the previous year.

Operating loss in the first quarter of 2011 aggregated 1.9 million dollars compared to an operating loss of 3.6 million dollars during the equivalent period in the previous year.  The reason for the decrease in operating losses is the success in implementing the turnaround plan and the increase in sales as described in the above clauses.

The EBITDA item (earnings before interest, taxes, depreciation and amortization) aggregated a positive balance of 269 thousand dollars compared to a negative EBITDA of 1.2 million dollars for the equivalent quarter in the previous year.  The increase in this clause stems from the improvements as a result of implementing the turnaround plan and an increase in sales as described in the above clauses.

Net financial expenses, net aggregated 384 thousand dollars in the first quarter of 2011 compared to net financing expenses of 538 thousand dollars during the equivalent period in the previous year. The decrease in financial expenses in the first quarter of 2011 compared to the equivalent quarter in the previous year stems mainly from lower rate of exchange differences the Company recorded during the period of report compared to  the equivalent period in the previous year, mainly as a result of the strengthening of the euro against the dollar and revaluation of customer balances denominated in euros.

Tax benefits (taxes on income) – in the first quarter  of 2011 the Company recorded tax expenses of 72 thousand dollars, compared to  tax benefits of 859 thousand dollars during the equivalent period in the previous year.  The transition from recording a tax benefit to tax expenses stems from a decrease in the tax asset relating to taxable income in a subsidiary and from not recording tax benefits for losses the Company recorded during the period of report, and this in order to be conservative, and as a result the Company does not have tax reserves which exceed the amount of the deferred tax.  The Company has business losses for tax purposes transferred to future years aggregating 51.6 million dollars on March 31, 2011 which can be utilized for an unlimited period.  For these balances and for other temporary differences which can be deducted for benefits to employees and a provision for doubtful debts recorded in the financial statements deferred tax assets of 7,718 thousand dollars were recorded in the financial statements (due to the expectation to utilize them as a result of the existence of deferred tax reserves of 6,778 thousand dollars, mainly for fixed assets and due to the expectation of the Company realizing them in a subsidiary against taxable income).  According to the provisions of IAS 12 “Taxes on Income” balances of deferred taxes of every legal entity are presented net in the framework of non current assets and non current liabilities.

The loss in the first quarter of 2011 aggregated 2.3 million dollars compared to a loss of 3.3 million dollars during the equivalent period in the previous year.  The fully diluted loss per share was 0.4 dollars per share in the first quarter of 2011, compared to a fully dilutes loss per share of 1.5 million dollars during the equivalent period in the previous year. The decrease in the loss per share from the improvement in the Company’s results during the period of report and from the increase in the number of the Company’s shares is a result of raising capital which took place in 2010.

4.	Liquidity

Cash flows used for operating activities in the first quarter of 2011 aggregated 7.7 million dollars, compared to 2.5 million dollars during the equivalent period in the previous year.  The increase in cash flows used for operating activities in the first quarter of 2011 stems mainly from the Company’s investments in working capital items, mainly trade receivables and inventory, in order to finance the growth in the Company’s operations.

Cash flows provided by investing activities in the first quarter of 2011 aggregated 14 thousand dollars, compared to cash flows used for investing activities of 19 thousand dollars during the equivalent period in the previous year.  Cash investments in fixed assets and in other net assets in the first quarter of 2011 aggregated 104 thousand dollars, compared to 23 thousand dollars during the equivalent period in the previous year.  The positive cash flows from investing activities in the first quarter of 2011 stems from realizing machinery of 118 thousand dollars.

Cash flows provided by financing activities in the first quarter of 2011 aggregated 1,198 thousand dollars compared to 937 thousand dollars during the equivalent period in the previous year.  The positive cash flows from financing activities in the first quarter of 2011 stems mainly from receiving long-term loans of 2.0 million dollars from banks, in the framework of the Company’s agreement with the banks, and less a decline in short term credit lines of 0.6 million dollars.

The balance of cash and cash equivalents as of March 31, 2011 aggregated 2.9 million dollars, compared to 9.4 million dollars on December 31, 2010.  The balance of cash declined as a result of the Company’s investments in items of working capital in order to increase the Company’s operations as a result of the Nouvelle transaction, as mentioned above.

5.	Source of financing

In the first quarter of 2011 the Company financed its operations through capital raised from investors in 2010, suppliers credit, bank credit and out of bank credit through factoring companies.

5.1	Raising capital (through an issue to the public and private placement)

In March 2010 the Company raised 4 million dollars gross from a rights offering as described in clause 6.3 to Part B’ (Board of Directors Report) in the Periodic Report as of December 31, 2010, which the Company published on April 7, 2011 (document no. 2011-01-114351).

In December 2010 the Company raised 5.8 million dollars gross from various investors from the Nouvelle transaction as described in clause 1 above and clause 6.9 of Part B’ (Board of Directors Report) in the Periodic Report as of December 31, 2010 which the Company published on April 7, 2011 (document no. 2011-01-114351).

5.2	Out of bank credit - factoring

Occasionally the Company finances its operations by advancing customer payments through external companies. On March 31, 2011 1.3 million dollars were financed through factoring.

5.3	Bank credit

Bank credit is divided as follows:

The balance of short term credit from banks on March 31, 2011 aggregated 5.7 million dollars, compared to 6.2 million dollars on December 31, 2010.  Most of this bank credit is in dollars and bears interest at an average rate of Libor + 2%.

The balance of the long-term loans on March 31, 2011 aggregated at 21.5 million dollars compared to 19.8 million dollars on December 31, 2010.  The balance of the long-term loans on March 31, 2011 includes current maturities of 150 thousand dollars.  In the first quarter of 2011, a loan of 1,950 thousand dollars bearing interest of Libor + 2.55% was received.  The loans in 2010 bear interest of Libor + 2.15% and Libor + 2.85%.

On March 31, the credit lines based on an agreement with banks stood at 35.7 million dollars.  Of the total credit lines, correct as of March 31, 2011, 26.8 million dollars were utilized through loans and the use of credit lines.

6.	Significant data in the framework of a description of the Corporation’s business

6.1	Discontinuation of production in the Cut & Sew field in Israel

On March 3, 2011 the Company decided to discontinue production in the Cut & Sew field in Israel.  This decision is based on a decline in the level of production in Israel in this field, reaching minimal production by the end of 2010.  The decline in production in Israel was due to the transfer of production lines abroad and due to the discontinuation of the production of losing products. The Company has development, marketing and management operations in the Cut & Sew field in Israel, where the production is now concentrated on countries in the Far East.

6.2	Granting options to officers and other employees

On March 28, 2011 the Company’s Board of Directors approved the granting of 79,000 option warrants, which can be exercised to 79,000 ordinary shares of the Company of NIS 10 par value each, to three officers and eight additional employees of the Company, who are not interested parties in the Company and will not become interested parties in the Company after granting the options.  The allotment of the option warrants to the offerees is done in accordance with an options plan for employees, officers and consultants of the Company.  Entitlement to exercise the options vests over a period of three years as from March 28, 2011.  The option price for every option will be 3.8 dollars, which will be translated to NIS according to the representative rate of the US dollar on the day prior to the date of granting the options.

6.3	Drawing attention in the Auditors’ Report

The Company noted in note 1c to the financial statements as of March 31, 2011 – Part C’ of this Report, and the Company’s auditors, drew attention, in the Review Report attached to the financial statements, to the Company’s business and losses and the uncertainty connected with meeting the financial covenants with the banks and regarding Management’s plans.

7.	A summary of exposure to market risks and the method of their management

7.1	Sensitivity analyses

Sensitivity to changes in the dollar/shekel rates of exchange (in thousands of US dollars

Description of the sensitivity analysis	Increase of 10% in the rate of exchange	Increase of 5% in the rate of exchange	Fair value of financial instruments	Decrease of 5% in the rate of exchange	Decrease of 10% in the rate of exchange
As of March 31, 2011	909	455	(9,093)	(455)	(909)

Sensitivity to changes in the rates of the 3 month Libor interest

Description of the sensitivity analysis	Increase of 10% in the interest rate	Increase of 5% in the interest rate	Fair value value of financial instruments	Decrease of 5% in the interest rate	Decrease of 10% in the interest rate
As of March 31, 2011	(470)	(235)	21,638	235	470

For full details regarding the sensitivity analyses see clause 9.6 below.

7.2	Board of Directors explanations.

Correct as of the balance sheet date the Company has dollar agreements with customers and on the other hand, a considerable part of its expenses are in shekels.  A significant change in the rate of exchange of the shekel/dollar can significantly affect the Company’s profitability.  Therefore the Company’s exposure to rate of exchange risks is significant.

In order to reduce this exposure, which could change the Company’s profitability, and according to the policy for managing the Company’s market risks, the Company’s policy is to reduce its exposure by the use of various hedging instruments such as forward transactions to hedge the future rate of exchange of the dollar, as detailed in clause 9.3 below.

8.	Compensation to interested parties and senior executives

On May 12, 2011 further to the approval of the Audit Committee the Board of Directors approved updating the employment agreement of the Company’s CEO. For additional details, including the explanations of the Audit Committee and Board of Directors see the Company’s Immediate Report dated May 12, 2011, which is included in this Report by way of referral; apart from this there is no significant change compared to that appearing in the Company’s Board of Directors Report as of December 31, 2010.

PART B’ – EXPOSURE TO MARKET RISKS AND METHODS OF THEIR
MANAGEMENT

9.	Exposures to market risks and the methods of their management

9.1	The person responsible for managing market risks in the Corporation

The management of market risks in the Corporation is done in accordance with the policy for managing risks decided by the Company’s Board of Directors.  The person responsible for managing the Company’s market risks correct as of the date of the report is Mr. Eran Rotem, the Company’s VP Finance.

9.2	Description of the market risks to the which the Company is exposed

The Group is exposed in its operations to a number of market risks including:  fluctuations in rates of exchange, changes in the prices of raw materials and transport costs (mainly due to the effect of the increase in the price of fuel on transport costs), changes in the rates of dollar interest, a slowdown in global markets and the level of economic stability of its business partners, customers and suppliers.

9.2.1	Risk of changes in the price of raw materials –

One of the Company’s main raw materials is nylon.  The price of nylon increased dramatically in 2009 and 2010 and in the first quarter of 2011 the increasing trend continued.  As from May 2011 during the two week prior to the publication of the report, it is clear that the price of nylon has stabilized.  The Company is following the fluctuations in the price and tries to adjust the level of inventory of yarns according to sales forecast.  In addition, the Company is staking steps to increase prices for customers, but the adjustment of prices to the extent that it is possible is expected to continue for a number of months.  It should be mentioned that the information regarding the adjustment of prices to customers is an intention only and forecasts the future, which may not be realized or will be realized in a different way to the Company’s evaluations and forecasts, as a result of circumstances which are not dependant only on the Company, due to it being based on information existing on the date of the report and includes the Company’s evaluations on the date of the report.

9.2.2	Risks of changes in rates of exchange –

Fluctuations in the rates of exchange of the shekel and the euro against the dollar, affects the Company from two aspects:

a.
Payroll expenses and costs of purchasing raw materials – a considerable part of payroll expenses and costs of purchasing raw materials is in shekels. The average rate of exchange of the dollar against the shekel in the first quarter of 2011 declined by 3.6% compared to the equivalent period in the previous year.

b.
The effect on the Company’s sales – in the first quarter of 2011, approximately 11.3% of the Company’s sales were denominated in euros.  In the first quarter of 2011 the average rate of exchange of the euro against the dollar strengthened by 2.5% compared to the equivalent period in the previous year, and therefore the Company’s sales increased in dollar terms by 80 thousand dollars.  A further strengthening in the rate of the euro against the dollar will cause an additional increase in the Company’s sales in Europe in dollar terms.

The effect of the rates of exchange of the shekel and the euro against the dollar includes the exposure resulting from the surplus of revenues over payments in foreign currency or linked to it, and an exposure for the surplus of assets linked to the dollar over liabilities.  The Company examines on a current basis the feasibility of purchasing hedging for these exposures in accordance with its hedging policy, and purchases them accordingly.

9.2.3
Interest risks – the Group is exposed to risks due to changes in interest in the market of long-term loans and short-term loans received and which bear variable interest (linked to Libor interest and to the interest based on prime).  The balance of the Company’s long-term loans as of March 31, 2011 is 21.5 million dollars.  The Company’s credit lines used for short-term credit aggregated 3.8 million dollars at the end of the first quarter of 2011.  The dollar Libor interest for three months increased slightly from a level of 0.30% to 0.31% on March 31, 2011.  An additional increase in the rate of Libor interest will result in an increase in the Company’s financing costs.

9.2.4
Credit risks –the Company has no significant concentrations of credit risks.  Credit risks are likely to be created from exposures to engagements in a number of financial instruments with one body or as a result of an engagement with a number of groups of receivables with similar economic characteristics, whose ability to meet the obligations in expected to be similarly effected from changes in economic or other conditions.  The Group’s revenues are mainly from customers in the US and Europe.  In the first quarter of 2011, 50.1% of the Company’s sales were to four large customers. A detrimental change in the credit days of the one of these customers is likely to significantly detrimentally affect the Company’s liquidity.  The Company follows on a current basis the debts of customers and acts to expand its customer base, in order to reduce credit risks as far as possible.

9.3	The Corporation’s policy in managing market risks

The management of risks is carried out by the Company in accordance with a policy approved by its Board of Directors.  The Board of Directors determines principles for managing risks, as well as specific policy for certain exposures to risks, as described below.

Regarding financial assets and financial liabilities in currencies which are not the Company’s functional currency, the Company’s policy is to reduce the exposure by using various hedging instruments, as detailed below.

Regarding sales, expenses and the cost of materials which are not in the Company’s functional currency, the Company’s policy is to carry out hedging on the rates of exchange through various hedging instruments as will be explained below.  The forum handling the subject includes the Company’s VP Finance and Treasurer, who periodically examine together with financial consultants, the level of the Company’s existing hedging transactions for exposures of rates of exchange and determine whether there is a need to change the level of hedging transactions existing on that date. The hedging is carried out through various financial instruments, mainly forward transactions.  On March 31, 2011 the Company had forward contracts for 3 million dollars due until June 2011.  The total fair value of these contracts on the balance sheet date is an asset of 170 thousand dollars.

Regarding credit risks, most of the Company’s sales are carried out to customers in North America (in the first quarter of 2011 about 81% of total sales are sales to customers in North America), and the Company is acting to reduce the currency exposure caused to it due to the limited sales dispersal.

The following are data regarding the distribution of the Company’s sales according to geographic destinations:

	For the 3 months ended March 31
	2011	2010
	Thousands of dollars
North America	22,616	19,701
Europe	4,193	4,452
Israel	1,119	1,602
Other	-	18
	27,928	25,773

The Company does not have any policy regarding the management of interest risks.

9.4	Means of supervision and implementing policy

Correct as of the date of the report, Mr. Eran Rotem, the Company’s CFO is responsible for carrying out the policy as outlined by the Company’s Board of Directors.  In the framework of meetings of the Board of Directors and its committees from time to time discussions take place on subjects relating to market risks or alternatively, should an exceptional event occur, discussions take place in connection with the balance sheet and cash flow exposure.  The Board of Directors considers from time to time, the need for taking financial strategic steps in order to reduce exposure risks.

9.5	The report on linkage bases

The following are the terms of linkage of the Company’s balance sheet balances as of March 31, 2011 and December 31, 2010:

	March 31, 2011
	In dollars	In NIS	In Euros	In other currencies	Non monetary balances	Total
	Thousands of dollars
Assets
Cash and cash equivalents	2,747	-	78	44	-	2,869
Short-term investments	731	-	-	-	-	731
Trade receivables	15,707	495	2,889	848	-	19,939
Other receivables	2,087	203	13	-	-	2,303
Inventory	-	-	-	-	18,036	18,036
Deferred taxes, net	-	-	-	-	947	947
Non current assets held for sale	-	-	-	-	5,271	5,271
Fixed assets and other assets	-	-	-	-	36,608	36,608

Total assets	21,272	698	2,980	892	60,862	86,704

Liabilities
Credit from banks	3,971	1,759	-	-	-	5,730
Trade payables	12,818	5,190	692	33	-	18,733
Other payables	4,186	2,324	-	-	-	6,510
Long-term loans from banks	21,488	-	-	-	-	21,488
Liabilities for employee benefits, net	-	518	-	-	-	518

Total liabilities	42,463	9,791	692	33	-	52,979

Surplus of assets over liabilities	(21,191)	(9,093)	2,288	859	60,862	33,725

	December 31, 2010
	In dollars	In NIS	In Euros	In other currencies	Non monetary balances	Total
	Thousands of dollars
Assets
Cash and cash equivalents	8,864	151	28	318	-	9,361
Short-term investments	731	-	-	-	-	731
Trade receivables	8,068	93	685	493	-	9,339
Other receivables	1,157	703	15	3	-	1,878
Inventory	-	-	-	-	16,664	16,664
Deferred taxes, net	-	-	-	-	972	972
Non current assets held for sale	-	-	-	-	2,088	2,088

Fixed assets and other assets	-	-	-	-	41,719	41,719
Total assets	18,820	947	728	814	61,443	82,752

Liabilities
Credit from banks	5,809	385	-	-	-	6,194
Trade payables	5,142	5,915	784	23	-	11,864
Other payables	1,093	7,357	-	-	-	8,450
Long-term loans from banks	19,818	-	-	-	-	19,818
Liabilities for employee benefits, net	-	516	-	-	-	516
Total liabilities	31,862	14.173	784	23	-	46,842
Surplus of assets over liabilities	(13,042)	(13,226)	(56)	791	61,443	35,910

9.6	Sensitivity analysis

The reporting is mainly quantitative and in addition there is qualitative reporting when needed.  The reporting includes sensitivity analysis to the fair value of the recognized components.  In the framework of the sensitivity analyses the affect of changes in market prices on the fair value of these components is examined.  In the framework of the sensitivity analyses tests were made – as a result of changes above and below certain rates in market prices.  The items exposed to various risk (e.g.: rates of exchange and interest) were presented a number of times in order to examine the sensitivity to every risk separately.

All the sensitivity analyses were done comparing the fair value of the financial instruments as of March 31, 2011 and December 31, 2010.  Sensitivity analyses were made for financial instruments whose sensitivity to changes in various factors are significant.

Sensitivity to changes in the rates of exchange dollar / shekel

	As of March 31, 2011
	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	10%	5%		-5%	-10%
Expected rate of exchange	$1=3.83NIS	$1=3.65NIS	$1=3.48NIS	$1=3.31NIS	$1=3.13NIS
	Thousands of dollars
Trade receivables	(50)	(25)	495	25	50
Other receivables	(20)	(10)	203	10	20
Short term credit from banks	176	88	(1,759)	(88)	(176)
Trade payables	519	260	(5,190)	(260)	(519)
Other payables	232	116	(2,324)	(116)	(232)
Liability for employee benefits, net	52	26	(518)	(26)	(52)
Total	909	455	(9,093)	(455)	(909)

Sensitivity to changes in the rates of 3 month dollar Libor interest

All the Company’s long-term loans are denominated in dollars and bear interest with a fixed margin over Libor.  The following table presents the effect of changes of 5% or 10% in the rates of interest on the fair value of the long-term loans.  The following calculation relates to cash flow exposures and not to changes in fair value for long-term loans of 21,638 thousand dollars.

Description of the sensitivity analysis	Increase of 10% in the rate of interest	Increase of 5% in the rate of interest	Fair value of long-term loans	Decrease of 5% in the rate of interest	Decrease of 10% in the rate of interest
As of March 31, 2011	(470)	(235)	21,638	235	470

Sensitivity to changes in the rate of exchanges to the dollar/shekel

	As of December 31, 2010
	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	10%%	5%		-5%	-10%
Expected rate of exchange	$1=3.90NIS	$1=3.73NIS	$1=3.55NIS	$1=3.37NIS	$1=3.19NIS
	Thousands of dollars
Cash and cash equivalents	(15)	(8)	151	8	15
Trade receivables	(9)	(5)	93	5	9
Other receivables	(70)	(35)	703	35	70
Short term credit from banks	39	19	(385)	(19)	(39)
Trade payables	592	296	(5,915)	(296)	(592)
Other payables	736	368	(7,357)	(368)	(736)
Liability for employee benefits, net	52	26	(516)	(26)	(52)
Total	1,325	661	(13,226)	(661)	(1,325)

Sensitivity to changes in the rates of  3 months dollar Libor interest

All the Company’s long-term loans are nominated in dollars and bear interest with a fixed margin above Libor.  The following table presents the effect of a change of 5% or 10% in rates of interest on the fair value of the long-term loans.  The following calculation relate to the cash flow exposures and not to changes in fair value of long-term loans of 19,818 thousand dollars.

Description of the sensitivity analysis	Increase of 10% in the rate of interest	Increase of 5% in the rate of interest	Fair value of long-term loans	Decrease of 5% in the rate of interest	Decrease of 10% in the rate of interest
As at December 31, 2010	(475)	(237)	19,818	237	475

Sensitivity to changes in the shekel prime rate

The Company sometimes takes loans with interest linked to the short-term prime rate.  Correct as of March 31, 2011, the Company did not have shekel loans linked to prime interest.  The Company has an overdraft balance linked to prime interest of NIS 6.1 million.  As it usually takes loans linked to short-term prime interest, for small amounts, and as it has the ability to change the mix of overdrafts and short-term loans between the prime linked tracks and foreign currency tracks linked to Libor interest, the Company does not identify a significant risk which is likely to occur as a result of fluctuations in prime interest rates.

PART C’ - ASPECTS OF CORPORATIVE GOVERNANCE

10.	Directors with accounting and financial expertise

According to the provisions of section 92(a)(12) of the Companies Law and the Companies Regulations (Conditions and Tests for a Director with Financial and Accounting Expertise and a Director with Professional Eligibility) – 2005 (hereinafter in this clause: “the Regulations”), the Company’s Board of Directors on March 8, 2006 decided that the minimum number of directors with accounting and financial expertise which the Company should have is two directors, and this considering the nature of the accounting matters and accounting control matters which arise in the preparation of the Company’s financial statements, in view of the field of the Company’s operations and the size and complexity of the Company, and considering the composition of the Company’s Board of Directors in general which includes people with business, management and professional experience which enable them to meet the tasks imposed on them in managing the Company, including reporting tasks.

In the opinion of the Board of Directors, a director with financial and accounting skill, is a director who has the academic education in economic and/or accounting fields, and in addition has management, business, economic or accounting experience which proves his knowledge and understanding in the relevant accounting and financial fields relating to the Company’s operations.

Correct as of the date of this report, at least three of the directors have accounting and financial skills in accordance with the provisions of Section 92(a)(12) of the Companies Law and Expertise Regulations and this based on their education and experience:  Mr. Yossi Shahak, Mr. Avi Zigelman and Mr. Aviram Lahav.

11.	The Company’s internal auditor

There is no significant change relating to data regarding the internal auditor, as presented in the Periodic Report for the year ended December 31, 2010.

In 2010 and during the first quarter of 2011 two internal audit reports were submitted and discussed on the subjects of inventory in process and finished goods inventory, and collections from customers.  On May 8, 2011 a discussion took place in the Audit Committee on the Internal Auditor’s report.

12.	Process of approving the interim and annual financial statements

The Company’s Board of Directors is the organ which discusses the quarterly and annual financial statements and approves them after the Committee for Examining the Financial Statements (hereinafter: the “Committee”) which meets earlier than the meeting of the Board of Directors on the subject, examines the draft financial statements together with the Company’s management and its auditor, and issues it recommendation on this subject, in accordance with the provisions of the Companies Regulations (Directives and Conditions relating to the Process of Approving the Financial Statements) – 2010.

The following are details of the composition of the Committee for Examining the Financial Statements:

Name	Function
Eli Admoni – chairman	External director
Aviram Lahav	External director
Avi Zigelman	Director

The Committee comprises three members:  Eli Admoni - External director (Chairman);  Aviram Lahav- External director and Avi Zigelman.  Aviram Lahav and Avi Zigelman have have the ability to read and understand financial statements.. All the members of the Committees issued a declaration as required by law. For details of the abilities, education, experience and knowledge of Aviram Lahav and Avi Zigelman, as a result of which the Company sees them as having accounting and financial expertise, and the ability to read and understand financial statements, see clause 12 of Part D’ of the Annual Report as of December 31, 2010 – Additional Details about the Corporation. For details of the ability, education, experience and knowledge of Mr. Eli Admoni, as a result of which the Company sees him as having the ability to read and understand financial statements, see clause 12 of Part D’ of the Annual Report as of December 31, 2010 – Additional Details about the Corporation.

The Company’s financial statements as of March 31, 2011 were discussed at the meeting of the Committee which took place on May 8, 2011.  Among others, the following were invited to the meeting: the Company’s Auditor and Internal Auditor. In practice all members of the Committee participated, Messrs. Eli Admoni, Avi Zigelman and Aviram Lahav.  In addition Mr. Arnon Tieberg Chairman of the Board of Directors and Mr. Yossi Shahak, a director and member of the Audit Committee participated as observers. On behalf of the Company the following participants participated – Mr. Amit Meridor, the Company’s CEO;  Eran Rotem, the Company’s CFO, Orna Merom the Company’s Legal Advisor and Secretary, and Ofir Zigman – the Company’s Corporate Controller.; and in addition Mr. Ilan Gizbar, CPA of the Company’s auditing firm, Kost Forer Gabbay and Kasirer, and the Company’s legal advisor Ben Lifatz of the legal firm Gross Kleinhendler, Hodek, Halevy, Greenberg & Co. – the Company’s external lawyers.

In the framework of the meeting, Eran Rotem reviewed and presented the financial statements and various matters relating to the financial statements, including evaluations and estimates made in connection with these statements, the audit processes connected with the financial reporting, the completeness and suitability of the disclosure in the financial statements, the accounting policy and the accounting treatment implemented regarding significant matters and evaluations.  Based on the review and information presented by Eran Rotem, a discussion took place, questions were asked and remarks made and responses and explanations given by Eran Rotem and the auditors also relating to the subjects.  The Committee was informed that all the amendments and consequences will be included in the final version of the financial statements. In view of this, the Committee formulated written recommendations relating to the Company’s financial statements as of March 31, 2011. The draft financial statements and draft Board of Directors Report were sent for the perusal of the Company’s Board of Directors on May 4, 2011. 8 days prior to the Board of Directors meeting which are 4 business days prior to the Board of Directors meeting. The draft recommendations of the Committee were sent to the Directors on May 11, 2011, one business day prior to the meeting of the Board of Directors. This period of time was found to be reasonable in the opinion of the Company’s Board of Directors.

The Company’s financial statements were discussed and approved at the meeting of the Company’s Board of Directors which took place on May 12, 2011.  In the framework of the meeting of the Board of Directors and analysis of the financial statements and results of operations and various matters relating to the financial statements was made by the Company’s CEO, Company’s CFO as detailed below. In the framework of the Board of Directors meeting the following directors participated:  Messrs. Arnon Tieberg, Eli Admoni, Avi Zigelman, Guy Shamir, Yossi Shahak and Aviram Lahav.  In addition, Amit Meridor, the Company’s CEO, Eran Rotem – the Company’s CFO, Orna Merom - the Company’s Legal Advisor, Ilan Gizbar CPA of the Company’s auditing firm Kost Forer Gabbay and Kasirer, and Adv. Ben Lifatz of the Company’s legal office of Gross, Kleinhendler, Hodek, Halevy, Greenberg and Co. – the Company’s external lawyers.

13.	Disclosure regarding an independent director

Correct as of the date of publishing this report, the Company has not adopted in its Articles the provisions stated in Section 219(e) of the Companies Law – 1999, regarding determining the rate of independent directors.

14.	Critical accounting estimates

In the preparation of the financial statements in accordance with IFRS Standards, the Company’s Management is required to use estimates and to assume assumptions regarding transactions or matter whose effect on the financial statements cannot exactly be determined on the date of their preparation. The estimates and evaluations are continuously being examined and are based on past experience and on additional factors, including expectations regarding future events which are considered to be reasonable in view of existing circumstances.

The Company makes estimates and assumptions regarding the future.  From their very nature it is rare that the accounting estimates made will be identical with actual results. The estimates and assumptions, about which there is a considerable risk that significant adjustments will have to be made in the books relating to assets and liabilities during the coming financial year, are set forth in Note 2b to the consolidated financial statements included in the Periodic Report for 2010.

Tefron’s Board of Directors and Management express their appreciation to Tefron’s employees.

Arnon Tieberg Chairman of the Board	Amit Meridor CEO
Misgav, May 12, 2011